82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030534

REGISTRANT'S NAME The Afrikander Lease Limited

*CURRENT ADDRESS 114 Otto Street
Wilkoppies
Klerksdorp 2571 South Africa

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5253 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☒
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC
DATE : 2/8/02

SEEING THE FUTURE CLEARLY



THE AFRIKANDER LEASE LIMITED ANNUAL REPORT 2000


"No mining team can drill,
blast, load, haul, crush and leach
tabular ore as cost effectively as
the Afrikander Lease team ..."



Ore Resources and Reserves

Total ore resources and reserves have increased
to 33 000 000 in-situ pad tons at a grade of 2,22

Rehabilitation



The Afrikander Lease can be proud of its accomplishments with regard to its rehabilitation responsibilities since the inception of the heap leach project.

The compilation of the environmental management programme has been completed by the University of Potchefstroom environmental department. The implementation of this programme commenced in 1999 and is proceeding well. Afrikander Lease aims to have an impeccable record in the management of the heap leach pads and related activities.

It is anticipated that a game fence will be erected during the course of 2001, as part of the plan to stock the surface rights area with indigenous game.

Safety and Training

The end of the year 2000 coincided with the significant milestone of 500 000 fatality-free shifts since inception in 1998 at Afrikander Lease.

This accomplishment is particularly noteworthy given the scale of work undertaken during the period under review: 7 000 000 tons of rock drilled and blasted, loaded and hauled; 5 000 000 litres of diesel consumed; 30 large earth moving machines kept working 18 hours per day.

The Afrikander Lease gold mine has developed an excellent safety record over the past three years as a result of the implementation of the following safety measures.

1. Identification of hazardous areas;
2. Training of operators;
3. Employment of safety and training facilitators;
4. Fulfilment of legal requirements pertaining to safety, and
5. Establishment of task procedures.

With continued dedication to high safety standards and implementation of further safety measures, Afrikander Lease hope to be able to look forward to many more years of fatality-free gold production.

THE AFRIKANDER LEASE LIMITED
Reg no. 1921/006955/06

Corporate Information

Registration Number
1921/006955/06

Group Secretary
J D Hill & Company
93 Bedford Avenue, BENONI
Contact: Mr Jimmy Hill (011) 421 7146

Corporate Advisor
Micofin Holdings (Pty) Limited
Contact: Mr Dean Cunningham (011) 642 4210

Sponsoring broker
Barnard Jacobs Mellet
Contact: (011) 283 0301

Attorneys
Werksmans Attorneys
Contact: Mr Hulme Scholes (011) 488 1037

Bankers
Standard Bank of S.A. Limited
Contact: Mr Brian Arentsen (011) 636 0187

Mercantile Bank Limited
Contact: Mr Dean Barclay (011) 302 0478

Auditors
PricewaterhouseCoopers Inc.
Contact : (011) 797 4000

Public Relations
Contact: Mr Dean Cunningham (011) 642 4210

Postal Address
P O Box 6253
FLAMWOOD 2572

Business Address
114 Otto Street
Wilkoppies
KLERKSDORP 2571

email address
pskeat@gds.co.za

www.afl.co.za

THE AFRIKANDER
LEASE LIMITED
Reg no. 1921/006955/06

Corporate Information

Registration Number
1921/006955/06

Group Secretary
J D Hill & Company
93 Bedford Avenue, BENONI
Contact: Mr Jimmy Hill (011) 421 7146

Corporate Advisor
Micofin Holdings (Pty) Limited
Contact: Mr Dean Cunningham (011) 642 4210

Sponsoring broker
Barnard Jacobs Mellet
Contact: (011) 283 0301

Attorneys
Werksmans Attorneys
Contact: Mr Hulme Scholes (011) 488 1037

Bankers
Standard Bank of S.A. Limited
Contact: Mr Brian Arentsen (011) 636 0187

Mercantile Bank Limited
Contact: Mr Dean Barclay (011) 302 0478

Auditors
PricewaterhouseCoopers Inc.
Contact : (011) 797 4000

Public Relations
Contact: Mr Dean Cunningham (011) 642 4210

Postal Address
P O Box 6253
FLAMWOOD 2572

Business Address
114 Otto Street
Wilkoppies
KLERKSDORP 2571

email address
pskeat@gds.co.za

www.afl.co.za


ARK-RC-148
ARK-RC-149
ARK-RC-162
ARK-RC-150
ARK-RC-151
ARK-RC-152
ARK-RC-153
ARK-RC-154
ARK-RC-155
ARK-RC-156
ARK-RC-157
ARK-RC-158
ARK-RC-159
ARK-RC-160

Sectional Validation with Geological Interpretation of RC drill holes intersecting the Inner Basin western outcrop

Orebody Modelling & Estimation

Validation routines were run on the different sets of data. Sectional interpretation and validation resulted in a 3-D geological model which was used during the reserve calculation process.

Incorporation of the most current cost structures into the Whittle 4-D pit optimisation software took the geological resource to a reserve status.

Sampling Procedures

An excellent digital terrain model ("DTM") exists for the entire Rietkuil Syncline with contours at one metre intervals. With the high degree of accuracy of the DTM and the essentially flat dipping terrain in mind, no concerns with respect to the accuracy of the surface topography exist.

A total of 440 RC drill collars have been preserved. The 440 RC hole positions with X, Y and Z co-ordinates have been recorded on the mine survey grid by a licensed surveyor.

The collars are surveyed with respect to established datum points based on a recognized international grid system. RC logging procedures routinely involve the recording of the project, hole number, date drilled/logged, and the geologist. The various parameters include a column for a graphic log, depth, sample number, lithology, colour, texture, mineralogy, stratigraphic name and remarks. Pertinent details are recorded in a routine manner and the rig geologist, who has been supervising all drilling, is proficient in identifying and assigning reef names and has a sound understanding of the stratigraphy. This consistency of geological logging provides an excellent basis for accurate geological modelling. Precision check sampling analyses are routinely undertaken by Vaal River Operations (Orkney), Libra Laboratory (Benoni) and Performance Laboratory (Krugersdorp), whilst internal standards, duplicates and check assays are routinely undertaken in the Afrikander Lease laboratory.



Section C-C



Section E-E



Section G-G

Longitudinal Section


L
DD 25
DD 17
DD 39
DD 40
DATUM - 420

Afrikander Lease **Open Pit Ore Resources**

Reefs	Category	Tonnes Millions	In-situ Grade g/t	Contained Gold Tonnes	Contained Gold Million oz
IB	Measured	5.7	2.76	15.6	0.5
IB	Indicated	3.0	2.70	8.0	0.3
IB	Inferred	9.4	2.35	22.0	0.7
	Total	18.0	2.54	45.6	1.5

Reefs	Category	Tonnes Millions	In-situ Grade g/t	Contained Gold Tonnes	Contained Gold Million oz
OB	Measured	0.9	1.72	1.6	0.1
OB	Indicated	1.0	2.36	2.4	0.1
OB	Inferred	12.3	1.79	22.1	0.7
	Total	14.3	1.83	26.11	0.84

Total **Open Pit Ore Resources**

Reefs	Category	Tonnes Millions	In-situ Grade g/t	Contained Gold Tonnes	Contained Gold Million oz
IB + OB	Measured	6.6	2.61	17.2	0.6
IB + OB	Indicated	4.0	2.61	10.4	0.3
IB + OB	Inferred	21.7	2.03	44.1	1.4
	Total	32.3	2.22	71.7	2.3

Afrikander Lease **Open Pit Ore Reserves**

Reefs	Category	Tonnes Millions	In-situ Grade g/t	Contained Gold Tonnes	Contained Gold Million oz
IB	Proved	6.2	2.78	17.3	0.6
IB	Probable	3.4	2.67	9.0	0.3
	Total	9.6	2.74	26.2	0.8

OB	Proved	0.9	1.74	1.5	0.0
OB	Probable	0.6	1.81	1.0	0.0
	Total	1.4	1.77	2.5	0.1

Total **Open Pit Ore Reserves**

IB + OB	Proved	7.1	2.65	18.8	0.6
IB + OB	Probable	3.9	2.55	10.0	0.3
	Total	11.0	2.61	28.8	0.9

Geotech March 2001

Contents



Corporate Governance for the year ended 31 December 2000

The Directors endorse the code of Corporate Practice and Conduct ("the Code") as set out in the King Report and have adopted those parts of the Code that are deemed applicable and efficient for a group of this nature and size. In supporting the Code, the Directors recognise the need to conduct the business of the enterprise with integrity and in accordance with generally accepted corporate practice.

Board of directors

The Board of Directors meets at least quarterly in order to set overall company policies and takes decisions on matters of strategic importance to the Group. Day-to-day management of the mining and exploration business vests with executive management.

The Chairman is involved in the day-to-day management of the business and is one of the executive directors of the board.

Company secretary and professional advice

All directors have access to the advice and service of the Company secretary, who is responsible for ensuring that board procedures are followed.

All directors are entitled to seek independent professional advice about the affairs of the Group at the Group's expense.

Remuneration and audit committees

The company is currently appointing an audit and remuneration committee.

Internal control systems

Afrikander Lease and its subsidiaries continue to develop adequate systems of internal control over financial reporting and safeguarding of assets against unauthorised acquisitions, use or disposition, which will be practical for an organisation of this size. These are designed to provide reasonable assurance to the management and Board of Directors regarding the preparation of reliable published financial statements and the safeguarding of the Group's assets.

During the financial year, management employed an external consultant to assist with the review and management of the finance department. This has improved the system of internal control.

There are inherent limitations in the effectiveness of any system of internal control including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation and safeguarding of assets. Furthermore, the effectiveness of an internal control system can change with circumstances.

Worker participation

The Group is committed to enabling employees to become shareholders of Afrikander Lease. The companies in the Group provide appropriate training for their employees and foster good employer/employee relations through various means including effective sharing of relevant information, consultation and the identification and resolution of conflicts. Certain key employees participate the Afrikander Lease Share Trust Scheme

Code of ethics

The Company is committed to the highest standards of integrity, behaviour and ethics in dealing with all its stakeholders.

The Group is committed to complying with the Employment Equity Act and has submitted its plan to the Department of Labour.

Employment Equity

The Group is committed to complying with the Employment Equity Act and has submitted its plan to the Department of Labour.

The Group employs over 220 people and 65% of the staff complement come from previously disadvantaged communities. 3% of the work force are female and there is one employee with a disability.

The employment equity objective of the Group is to achieve workplace equity by promoting equal opportunity and fair treatment in the workplace through:

- the elimination of unfair discrimination
- the implementation of Affirmative Action measures to redress the disadvantages in employment experienced by designated groups, women and people with disabilities, in order to ensure their equitable representation in all occupational categories and levels in the workforce.

The factors which have and will continue to impact on the Group's ability to reach its objectives are:

- Current and future government policies and legislation
  - The equity concept is new and still growing. Amendments to current legislation will influence the group's five year programme.

- Economy
  - The Group is reliant on the current gold price and is thus exposed to global economy markets.

- Socio-economy
  - Statistical trends have indicated that the HIV Aids epidemic will have a large impact on the Group's current plan.

- Technology
  - Change in current workforce levels due to mining methods and equipment to address production issues.

The Group has achieved significant milestones since the implementation of the plan. These are:

- Developed and implemented a Health and Safety Programme.

- Developed and implemented a Training and Development Forum. A total of 151 employees received formal training during 2000.

- Developed the Employment Equity Plan and submitted it to the Department of Labour for recognition.

- Developed the Workplace Skills Plan and submitted it to the Mining Qualification Authority.



Statement of Responsibility

by the Board of Directors for the year ended 31 December 2000

The Directors are responsible for the maintenance of accounting records and the preparation, integrity and fair presentation of the financial statements of The Afrikander Lease Limited and its subsidiaries. The financial statements, presented on pages 6 to 21 have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and include amounts based on judgements and estimates made by Management. The Directors also prepared the additional information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The Directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and prevent and detect fraud and other irregularities.

The going concern basis has been adopted in preparing the financial statements. The Directors have no reason to believe that the company will not be a going concern in the foreseeable future based on forecasts and available cash resources.

The financial statements have been audited by the independent accounting firm, PricewaterhouseCoopers Inc., which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the Board. The Directors believe that all representations made to the independent auditors during its audit were valid and appropriate. The PricewaterhouseCoopers Inc. audit report is presented below.

Approval of the annual financial statements

The annual financial statements were approved by the Board of Directors on 15 June 2001 and are signed on its behalf by:

MR P.E. SKEAT
DIRECTOR

MR D.R. CUNNINGHAM
DIRECTOR

Statement of Compliance

by the Company Secretary for the year ended 31 December 2000

In my opinion as Company Secretary, I hereby confirm, in terms of the Companies Act, 1973, that for the year ended 31 December 2000, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

J D HILL & COMPANY
SECRETARY

Report of the Independent Auditors

TO THE MEMBERS OF THE AFRIKANDER LEASE LIMITED

We have audited the annual financial statements and group annual financial statements set out on pages 6 to 21 for the year ended 31 December 2000. These financial statements are the responsibility of the Directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 December 2000 and the results of their operations, changes in equity and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.

Chartered Accountants (SA)
Registered Accountants and Auditors
Sunninghill
15 June 2001

“Afrikander Lease is in the lowest US$ cash cost quartile of global gold producers...”

Directors’ Report

for the year ended 31 December 2000

The Directors present their annual report which forms part of the audited financial statements of the Company and of the Group for the year ended 31 December 2000.

1. Nature of business

The Company holds mineral rights in the Klerksdorp district, in the North West Province. Mining operations had ceased for a number of years due to high cash costs and low recoveries.

Following a successful feasibility study on The Afrikander Lease Limited lease area in 1998, which indicated potentially profitable mining of the ore body through open pit mining and using the existing CIP gold plant, the Company re-commenced mining operations. The metallurgical test work was undertaken by Anglo American Research Laboratories.

During 1999, as a result of the inability of the mill to process the soft ores, the Company discontinued treating the ore using the CIP plant, and following a successful heap leach feasibility study, commenced the construction of heap leach treatment facilities which were commissioned in December 1999.

During the current year the mine was considered to be in the pre-production phase until 29 February 2000 with commercial levels of production not having been obtained prior to this date. Accordingly the operating costs for the period until 29 February 2000, net of gold produced and sold of 67,85kgs, were capitalised.

2. Financial results

The Group and Company income statements are set out on page 8. No separate segmental information is presented as the Group operates a one-product mine, producing and selling in South Africa, with the exploration activities all undertaken in South Africa.

3. Capital expenditure

Total Group capital expenditure amounted to R22 million: (1999: R47 million). The capital expenditure was primarily spent on mining equipment.

4. Share capital

During the year the company issued 4 188 000 ordinary shares (1999: 5 878 788) at a price of R1,08 (1999: R1,10) per share to selected investors.

5. Share trust scheme

On 31 October 1998, the Company adopted the Afrikander Lease Share Trust Scheme. Under the scheme, the Company shall not make available to the Trust, more than 16,250,000 or approximately 15% of the present issued share capital of the Company.

The Trust held nil shares as at 31 December 2000 (1999: nil). There were 3 515 000 share options available as at 31 December 2000 (1999: 3 515 000). These options may be exercised in equal tranches over a three-year period, the first third being available during the 2000 financial year.



6. Dividends

No dividends in respect of ordinary shares were declared during the financial year.

7. Directorate

The following comprise the Board of Directors for the year ended 31 December 2000:

PE Skeat	(Chairman and Managing Director)
PC Walters	(Executive Director - appointed on 21 September 2000)
DR Cunningham	(Non-executive Director)
WN Gardyne	(Non-executive director - resigned on 21 September 2000)
JH Scholes	(Non-executive Director)

In terms of the Company's Articles of Association, Messrs PE Skeat, PC Walters, DR Cunningham and JH Scholes retire at the forthcoming annual general meeting. Being eligible, they offer themselves for re-election.

8. Secretary

The secretary of the Company is JD Hill & Company.

9. Directors' interest

At the accounting date, the Directors were beneficially directly or indirectly interested in 54 829 752 (1999: 57 576 627) of the issued ordinary shares of the Company.

10. Subsidiaries

The net post-acquisition accumulated losses net of profits of the subsidiaries included in the Group's retained income amounting to R23 million (1999 : Nil). Full details regarding the subsidiaries are set out on page 16.

11. Borrowing powers

The Company's articles of association have placed no restriction on its borrowing powers.

12. Auditors

PricewaterhouseCoopers Inc. will continue in office in accordance with Section 270(2) of the Companies Act.



Income Statements

for the year ended 31 December 2000

		Group		Company	
	Notes	2000 R	1999 R	2000 R	1999 R
Revenue	1.2	63 490 026	-	63 173 072	-
Working cost		(42 916 113)	-	(21 044 123)	-
Gross profit		20 573 913	-	42 128 949	-
Other net costs		(3 094 018)	(16 620 661)	(2 073 449)	(16 817 304)
Operating profit/(loss)	2	17 479 895	(16 620 661)	40 055 500	(16 817 304)
Net finance (costs)/income	3	(2 814 625)	962 202	(2 372 662)	1 158 845
Provision for losses in subsidiary	8			(23 017 568)	-
Profit/(loss) before taxation		14 665 270	(15 658 459)	14 665 270	(15 658 459)
Taxation	4	-	-	-	-
Net profit/(loss) for the year		14 665 270	(15 658 459)	14 665 270	(15 658 459)
Earnings/(loss) per share	5	12,77	(14,19)		
Fully diluted earnings per share	5	12,58	-		
Headline earnings per share	5	12,77	0,94		



Balance Sheets as at 31 December 2000

	Notes	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
ASSETS					
Non-current assets					
Mining assets	6	94 660 622	85 575 727	88 477 517	74 530 380
Investments in unlisted subsidiary	7			3 500 000	3 500 000
Amounts owing by subsidiary	8			2 782 432	-
Other investments	9	6 690 650	5 110 713	6 690 650	5 110 713
		101 351 272	90 686 440	101 450 599	83 141 093
Current assets					
Inventories	10	18 897 898	1 196 289	18 897 898	1 196 289
Receivables and prepayments	11	6 294 221	2 049 188	4 878 887	1 853 089
Amounts owing by related third party	12	41 021	377 761	-	510 270
Bank and cash balances	13	1 359 522	2 350 970	1 304 973	2 350 971
		26 592 662	5 974 208	25 081 758	5 910 619
Total assets		127 943 934	96 660 648	126 532 357	89 051 712
EQUITY AND LIABILITIES					
Capital and reserves					
Ordinary share capital	14	2 369 246	2 285 486	2 369 246	2 285 486
Share premium		89 853 509	85 413 518	89 853 509	85 413 518
Accumulated losses		(7 086 940)	(21 752 210)	(7 086 940)	(21 752 210)
		85 135 815	65 946 794	85 135 815	65 946 794
Non-current liabilities					
Interest bearing borrowings	15	16 785 252	10 332 607	16 785 252	10 332 607
Rehabilitation and closure cost obligation	16	4 500 000	4 500 000	4 500 000	4 500 000
Amounts owing to subsidiary	8			11 451 509	3 809 533
Amounts owing to related third party	12	2 316 758	-	2 316 758	-
		23 602 010	14 832 607	35 053 519	18 642 140
Current liabilities					
Trade and other payables	17	11 432 276	7 772 760	1 174 068	2 137 146
Provisions		550 863	231 519	-	-
Current portion of interest bearing borrowings	15	2 917 028	801 405	2 917 028	801 405
Bank overdraft balances	13	4 305 942	7 075 563	2 251 927	1 524 227
		19 206 109	15 881 247	6 343 023	4 462 778
Total equity and liabilities		127 943 934	96 660 648	126 532 357	89 051 712

Statements of Changes in Equity

for the year ended 31 December 2000

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Ordinary share capital				
At the beginning of the year	2 285 486	2 167 910	2 285 486	2 167 910
Issued during the year	83 760	117 576	83 760	117 576
At end of the year	2 369 246	2 285 486	2 369 246	2 285 486
Share premium				
At the beginning of the year	85 413 518	79 025 000	85 413 518	79 025 000
Issued during the year	4 439 991	6 388 518	4 439 991	6 388 518
At the end of the year	89 853 509	85 413 518	89 853 509	85 413 518
Accumulated losses				
At the beginning of the year	(21 752 210)	(6 093 751)	(21 752 210)	(6 093 751)
Net profit/(loss) for the year	14 665 270	(15 658 459)	14 665 270	(15 658 459)
At the end of the year	(7 086 940)	(21 752 210)	(7 086 940)	(21 752 210)

Cash Flow Statements

for the year ended 31 December 2000

	Notes	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Cash flows from operating activities					
Cash generated from operations	22	8 117 253	3 264 285	3 724 238	1 073 632
Net finance (costs)/income	23	(2 531 947)	962 202	(2 089 984)	1 158 845
		5 585 306	4 226 487	1 634 254	2 232 477
Cash flows from investing activities					
Proceeds from disposal of assets		2 750 000	2 334 776	2 750 000	2 334 776
Additions to fixed assets	23	(9 297 196)	(35 492 239)	(8 898 015)	(27 946 892)
Increase in environmental trust		(782 617)	(602 374)	(782 617)	(602 374)
		(7 329 813)	(33 759 837)	(6 930 632)	(26 214 490)
Cash flows from financing activities					
Net proceeds from the issue of shares	23	4 320 000	5 995 000	4 320 000	5 995 000
Increase in investment in debt redemption fund		(797 320)	-	(797 320)	-
		3 522 680	5 995 000	3 522 680	5 995 000
Net increase/(decrease) in cash and cash equivalents		1 778 173	(24 001 928)	(1 773 698)	(18 450 591)
Cash and cash equivalents at beginning of year		(4 724 593)	19 277 335	826 744	19 277 335
Cash and cash equivalents at end of year	13	(2 946 420)	(4 724 593)	(946 954)	826 744

Notes to the
Annual Financial Statements

for the year ended 31 December 2000

1 Accounting policies

Basis of preparation

The financial statements, which are prepared on the historical cost basis, comprise the following accounting policies which are in accordance with South African Statements of Generally Accepted Accounting Practice, and are consistent with those of the previous year.

1.1 Consolidation

Group financial information includes the financial statements of the company and its subsidiaries. A Company in which the Group has directly or indirectly, through other subsidiary undertakings, a controlling interest, is classified as a subsidiary undertaking. The minority interest in the consolidated equity and in the consolidated results are shown separately. Any excess or deficit purchase consideration, when compared to the net book value of the subsidiary acquired, is attributable to mining assets and amortised in terms of the Group accounting policies. Intercompany accounts and transactions are eliminated on consolidation.

Income statements

1.2 Revenue recognition

Revenue represents the proceeds from gold and silver sold. Revenue from gold and silver is recognised when the delivery is made to the final refiner.

1.3 Exploration cost

Exploration costs are expensed as incurred. Costs related to property and mineral right acquisitions are capitalised.

1.4 Employee benefits

The cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at intervals of not more than three years.

1.5 Earnings/(loss) per share

Earnings/(loss) per share is computed by dividing the net profit for the year/(net loss) for the year by the weighted average number of ordinary shares issued during the year. Headline earnings per share is computed by dividing the headline earnings by the weighted averaged number of ordinary shares issued during the year. Fully diluted earnings/(loss) per share is presented when the effect of potential ordinary shares is dilutive.

Balance sheets

1.6 Property, plant and equipment

Undeveloped properties and mineral rights upon which the Company has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost.

Mine development costs, including direct borrowings costs, are capitalised into mining assets up until the commercial production phase begins.

All property, plant and equipment are stated at cost less depreciation or amortisation.

Amortisation of mining assets only commences after the plant has reached commercial production and is computed over the life of the mine based on proven and probable ore reserves. Other fixed assets are depreciated on a straight line basis over their estimated useful life.

Recoverability of the long-term assets of the Company and Group, which includes development costs and undeveloped property costs, are reviewed whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Reductions in the carrying value of the long-term assets of the Company and Group are recorded to the extent that the remaining investments exceed the estimate of future discounted net cash flows.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore it is possible that changes could occur which may effect the recoverability of the Company and Group's mining assets.

1.7 Leased assets

Leases of property, plant and equipment where the Company and Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the lease payment and the liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in interest bearing borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the assets. All costs relating to operating leases are charged to income as incurred.

1.8 Investments

Investments are stated at cost and are only written down where the Directors are of the opinion that there has been a permanent diminution in value. Interest earned on monies paid to environmental trust funds are accrued on an annual basis.

1.9 Trade receivables

Trade receivables are carried at anticipated realisable value. Bad debts are written off during the year in which they are identified.

1.10 Inventories

Inventories, which include ore stockpiles, gold in process (including heap leach pads) and consumable stores are stated at the lower of cost or net realisable value. The cost of ore stockpiles is determined by the weighted average cost method using related production costs. The related direct production costs associated gold in process are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis. Gold in process is identified and measured from the ore-stockpiles up to and including the on-site refining plant.

1.11 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include deposits held at call with banks and are reported net of bank overdrafts. In the balance sheet, bank and cash balances are reported seperately from bank overdraft balances.

1.12 Rehabilitation and closure cost obligation

Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The provision reflects the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The costs so provided are capitalised as part of mining assets and depreciated accordingly.

Annual increases in the provision are split between finance costs relating to the change in the net present value of the provisions, inflationary increases in the provision estimate and restoration costs relating to additional environmental disturbances that have occurred.

1.13 Deferred tax

The Group follows the fully comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognised for the tax consequences of timing differences by applying current statutory tax rates applicable to a future year to differences between the financial statements amounts and the tax bases of certain assets and liabilities. Changes in deferred tax liabilities include the impact of any tax rate changes enacted during the year.

1.14 Financial liabilities

Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisation. Liabilities to be settled within the next period are disclosed as current liabilities.

1.15 Provisions

Provisions are recognised when the Company and Group has a present legal or constructive obligation and, as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made.

1.16 Retirement benefit funds

The Group operates a defined contribution plan, funded by employee and Company contributions. The Group's contributions to the plan are charged to the income statement in the year to which they relate.

1.17 Financial instruments

Financial instruments carried on the balance sheet include, investments, amounts owing to/by subsidiaries and third parties, trade receivables, bank and cash and overdraft balances, interest bearing borrowings and trade payables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.



2 Operating profit/(loss)

Operating profit/(loss) is stated after charging the following amounts:

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Auditors' remuneration	266 088	282 647	114 954	114 986
- Audit fees	155 000	150 000	55 000	55 000
- Other services	95 085	122 385	49 285	53 145
- Expenses	16 003	10 262	10 669	6 841
Amortisation and depreciation	5 808 275	-	5 342 661	-
Directors' emoluments				
Executive directors			13 410	20 000
- fees			12 000	20 000
- medical aid scheme contribution			1 410	-
Non-executive directors			-	-
Exploration expenditure	2 301 774	5 500	-	-
Impairment of mining assets	-	16 698 789	-	16 698 789
Loss on disposal of assets	-	231 789	-	231 789
Professional fees	1 717 632	771 871	1 126 998	444 719
- consulting fees	1 017 756	286 296	456 968	1 950
- other professional fees	699 876	485 575	670 030	442 769
Staff costs	10 202 008	6 827 976	-	-
- Salaries and wages	10 059 234	6 827 976	-	-
- Pension costs - defined contribution plan	142 774	-	-	-
Number of employees	286	237	-	-
Operating profit/(loss) is stated after crediting the following amount:				
Profit on sale of assets	60 381	-	60 381	-

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
3 Net finance (costs)/income				
Interest paid				
- Bank interest	(2 029 758)	(194 991)	(1 741 842)	(7 512)
- Interest on finance leases	(751 997)	-	(751 997)	-
- Other interest	(821 210)	(144 102)	(664 808)	(132 605)
Total interest paid	(3 602 965)	(339 093)	(3 158 647)	(140 117)
Interest received from unlisted investments	788 340	1 301 295	785 985	1 298 962
Net finance (costs)/income	(2 814 625)	962 202	(2 372 662)	1 158 845
4 Taxation				
South African taxation - current	-	-	-	-

No taxation has been provided for South African Mining Formula Taxation at 31 December 2000, in the Group as it has estimated assessable tax loss carry forwards of R13,9 million (1999:R22,9 million).

The Group also has estimated unredeemed capital expenditure of R84,2 million (1999: R79 million) available for deduction against future mining income.

No taxation has been provided for South African Mining Formula Taxation at 31 December 2000 in the Company as, although it has estimated taxable income of R9,2 million (1999: tax loss of R22,9 million), it has estimated unredeemed capital expenditure of R83,8 million (1999: R79 million) available for deduction against mining income.

These future deductions are utilisable only against income generated from the Group's current mining operation and do not expire unless the mine ceases to trade for a period of longer than one year.

A net deferred tax asset, as a result of estimated tax losses and estimated unredeemed capital expenditure, has not been recognised in the current period as its recoverability is not deemed to be beyond reasonable doubt.

5 Earnings/(loss) per share, fully diluted earnings per share and headline earnings per share

Earnings/(loss) per share
Earnings/(loss) per share has been calculated using net profit for the year of R14 665 270 (1999: net loss of R15 658 459) and a weighted average number of shares of 114 892 189 (1999: 110 386 662) shares.

Fully diluted earnings per share
The calculation of fully diluted earnings per share is based on net profit of R14 665 270 (1999 : net loss of R15 658 459) and the dilutive effect of employee share options resulting in 3 515 000 (1999 : 3 515 000) being in issue throughout the year.

Headline earnings per share
The headline earnings per share has been calculated using headline earnings of R14 665 270 (1999: R1 040 330) and a weighted average number of shares 114 892 189 (1999: 110 386 662) shares.

Reconciliation between net loss for the year and headline earnings:

	Net
31 December 1999	
Net loss for the year	(15 658 459)
Impairment of mining assets	16 698 789
Headline earnings	1 040 330

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
6 Mining assets				
a) Mining properties, mineral rights, pre-production expenditure, mine plant and office facilities				
Carrying amount at beginning of the year	85 054 810	57 683 714	74 207 721	54 183 714
- Cost	85 054 810	57 683 714	74 207 721	54 183 714
- Accumulated amortisation	-	-	-	-
Additions	21 253 822	46 636 450	21 085 174	39 289 361
Disposals	(6 823 000)	(2 566 565)	(6 823 000)	(2 566 565)
Transfer from subsidiary	-	-	4 795 812	-
Amortisation charge	(5 652 224)	-	(5 263 040)	-
Impairment of mining assets	-	(16 698 789)	-	(16 698 789)
Carrying amount at end of the year	93 833 408	85 054 810	88 002 667	74 207 721
- Cost	99 485 632	85 054 810	93 265 707	74 207 721
- Accumulated amortisation	(5 652 224)	-	(5 263 040)	-
b) Motor vehicles				
Carrying amount at beginning of the year	343 509	261 404	301 404	261 404
- Cost	343 509	261 404	301 404	261 404
- Accumulated depreciation	-	-	-	-
Additions	77 000	82 105	45 000	40 000
Depreciation charge	(73 342)	-	(60 570)	-
Carrying amount at end of the year	347 167	343 509	285 834	301 404
- Cost	420 509	343 509	346 404	301 404
- Accumulated depreciation	(73 342)	-	(60 570)	-
c) Office equipment				
Carrying amount at beginning of the year	177 408	21 255	21 255	21 255
- Cost	177 408	21 255	21 255	21 255
- Accumulated depreciation	-	-	-	-
Additions	385 345	156 153	186 812	-
Depreciation charge	(82 706)	-	(19 051)	-
Carrying amount at end of the year	480 047	177 408	189 016	21 255
- Cost	562 753	177 408	208 067	21 255
- Accumulated depreciation	(82 706)	-	(19 051)	-
Total net carrying amount as at end of the year	94 660 622	85 575 727	88 477 517	74 530 380
Owned Assets	84 064 769	83 026 542	77 881 664	71 981 195
Leased Assets	10 595 853	2 549 185	10 595 853	2 549 185
Total net carrying amount as at end of the year	94 660 622	85 575 727	88 477 517	74 530 380

Mining property consists of the following :
- Portion 74/38/20 of the farm Rietkuil 397;
- Portion 44 of the farm Rietkuil 397;
- The farm Elandslaagte 330.

	Company 2000 R	Company 1999 R
7 Investments in unlisted subsidiary		
Investment in unlisted subsidiary	3 500 000	3 500 000
	3 500 000	3 500 000

The investment in the unlisted subsidiary consists of a 100% holding (100 issued shares) in a South African Company, namely, Skeat Mining (Proprietary) Limited. The company is a labour service company whose employees render mining and processing services to The Afrikander Lease Limited. The investment is shown at cost and is equal to the Directors valuation.

	Company 2000 R	Company 1999 R
8 Amounts owing by/(to) subsidiary		
Amount owing by Skeat Mining (Proprietary) Limited	25 800 000	-
Provisions for losses in subsidiary	(23 017 568)	-
	2 782 432	-
Amount owing to Skeat Mining (Proprietary) Limited	(11 451 509)	(3 809 533)

The loans owing by/(to) Skeat Mining (Proprietary) Limited, a 100% owned subsidiary, are unsecured, interest free and there are no fixed terms of repayment.

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
9 Other investments				
Investments in environmental trust	5 893 330	5 110 713	5 893 330	5 110 713
- Opening balance	5 110 713	4 508 339	5 110 713	4 508 339
- Interest received	782 617	602 374	782 617	602 374
- Debt redemption fund	797 320	-	797 320	-
	6 690 650	5 110 713	6 690 650	5 110 713

The environmental trust fund is an irrevocable trust under the Group's control and is to be used to fund the rehabilitation liabilities. The monies in the trust are invested primarily in interest bearing securities.

The debt redemption fund is an equity linked unit trust investment. Contributions are made on a monthly basis, which will accumulate in order to settle the long term loan in respect of the Heap Leach Pad (Refer note 15). The bearer of the long term loan has an unlimited pledge and cession on this investment.

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
10 Inventories				
In-process metal	17 887 197	-	17 887 197	-
Spares and consumables	1 010 701	1 196 289	1 010 701	1 196 289
	18 897 898	1 196 289	18 897 898	1 196 289

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
11 Receivables and prepayments				
Trade receivables	2 634 653	1 207	2 404 327	-
Taxation	2 561 208	1 880 162	2 471 130	1 853 089
Other receivables	1 098 360	167 819	3 430	-
	6 294 221	2 049 188	4 878 887	1 853 089
12 Amounts owing by/(to) related third parties				
Amount owing by related third party	41 021	377 761	-	510 270
Amount owing to related third party	(2 316 758)	-	(2 316 758)	-

The loan was granted by/(to) Benoryn Investment Holding (Proprietary) Limited. No interest is charged on the unsecured loans and there are no fixed terms of repayment.

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
13 Cash and cash equivalents				
Bank and cash balances	1 359 522	2 350 970	1 304 973	2 350 971
Bank overdraft balances	(4 305 942)	(7 075 563)	(2 251 927)	(1 524 227)
	(2 946 420)	(4 724 593)	(946 954)	826 744
14 Ordinary share capital				
Authorised: 200 000 000 ordinary shares of 2c each (1999: 200 000 000 ordinary shares of 2 c each)			4 000 000	4 000 000
Issued: 118 462 288 ordinary shares of 2c each (1999: 114 274 288 ordinary shares of 2c each)			2 369 246	2 285 486

The remaining unissued shares, namely 81 537 712 ordinary shares (1999 : 85 725 712), are under the control of the Directors until the forthcoming annual general meeting.



	Group		Company	
	2000 R	1999 R	2000 R	1999 R
15 Interest bearing borrowings				
a) Heap leach pad loan	8 924 040	8 584 827	8 924 040	8 584 827
b) Elution plant and other finance lease liabilities				
- Payable within 1 year				
Minimum lease payments	4 190 550	1 158 422	4 190 550	1 158 422
Finance charges	(1 273 522)	(357 017)	(1 273 522)	(357 017)
Present value of finance lease obligations payable within 1 year	2 917 028	801 405	2 917 028	801 405
- Payable within 2 to 5 years				
Minimum lease payments	10 508 998	1 930 704	10 508 998	1 930 704
Finance charges	(2 647 786)	(182 924)	(2 647 786)	(182 924)
Present value of finance lease obligation payable within 2 to 5 years	7 861 212	1 747 780	7 861 212	1 747 780
Total borrowings	19 702 280	11 134 012	19 702 280	11 134 012
Short term portion of finance leases	(2 917 028)	(801 405)	(2 917 028)	(801 405)
Total long term borrowings	16 785 252	10 332 607	16 785 252	10 332 607

a) Heap leach pad loan

A medium term loan was obtained for the metallurgical design, acquisition, installation , commissioning and overseeing of the construction of the heap leach pad. This loan is repayable in the year 2005. Monthly interest is payable at prime plus 0,75%. Security held in respect of the loan are as follows:

i) R5 million of equipment selected by the borrower on the basis of current auction values;
ii) R3 million to be made up of all equipment purchased for the construction of the heap leach pad;
iii) Cession of the mineral rights of the Southern portion of the property of an amount of R11.1 million;
iv) Pledge and cession, in favour of the bank, of all short-term insurance policies covering the heap leach pad and batch elution plant financed by the bank.

b) Elution plant and other finance lease liabilities

An instalment finance lease liability was obtained for the purchase of equipment required for the construction, installation and commissioning of the batch elution plant. Other finance lease liabilities were obtained for the purchase of equipment required for mining operations. Monthly instalments payable range from R99 259 to R145 337 and are payable from April 2000 to December 2004. Interest rates are linked to prime and range from prime less 2,5% to prime plus 0,75%.

	Group		Company	
	2000 R	1999 R	2000 R	1999 R
16 Rehabilitation and closure cost obligation				
Accrued provision for environmental rehabilitation	4 500 000	4 500 000	4 500 000	4 500 000
	4 500 000	4 500 000	4 500 000	4 500 000

While the ultimate amount of the rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the total cost of rehabilitation after exploitation of all the resources of the Mining lease area, in current monetary terms, will be R4,5 million.

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
17 Trade and other payables				
Trade payables	10 410 031	6 497 760	492 355	862 146
Accruals	800 245	-	459 713	-
Payments received in advanced	-	1 275 000	-	1 275 000
Other payables	222 000	-	222 000	-
	11 432 276	7 772 760	1 174 068	2 137 146
18 Commitments				
- Capital expenditure commitments contracted for	-	-	-	-
- Capital expenditure commitment authorised by the directors but not yet contracted for	5 466 731	3 200 000	5 466 731	3 200 000
	5 466 731	3 200 000	5 466 731	3 200 000

The above expenditure will be funded with lease liabilities.

19 Retirement benefit funds

All employees contribute to the Skeat Mining Provident Fund on a monthly basis. The fund is a defined contribution plan whereby the Group's obligation is limited to the amount contributed to the fund on a monthly basis.

The Group's contributions to the retirement fund is charged against income in the year to which it relates. The Group contributed R142 774 (1999 : R nil) to the defined contribution plan for the financial year.

20 Related party transactions

Name of company	Nature of relationship	Nature of transactions	Aggregate transaction value R	Amount due to R	Amount due from R
Group and Company					
Benoryn Investment Holdings (Proprietary) Limited	Company owned by common owner	Loan received	2 316 758	2 316 758	-
Benoryn Investment Holdings (Proprietary) Limited	Company owned by common owner	Loan advanced	336 740	-	41 021
Raven Crest Property Holdings (Proprietary) Limited	Company owned by common owner	Loan received	637 730	-	-
Raven Crest Property Holdings (Proprietary) Limited	Company owned by common owner	Rental of mining equipment (at estimated market value)	462 500	No charge was made by Raven Crest Property Holdings (Proprietary) Limited to the Company	-

21 Financial instruments

The Company minimises its credit risks by placing its cash and equivalents with major banks and financial institutions located in South Africa, after evaluating the credit rating of the respective financial institutions. The Company believes that no concentration of credit risk exists with respect to cash and equivalents.

The Group's principal product is gold bullion. The Group sells its gold to a reputable gold refiner and because of the international market for gold, any loss of its existing customers would not have a materially adverse impact on the Group.

Fluctuating interest rates impact the value of the short-term cash investments and financing activities giving rise to interest rate risk. In the ordinary course of business, the Group receives cash from its operations to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risk. Where necessary, external funding is obtained to finance specific capital expenditure either through loans or private placement of equity.

The following table presents the carrying amounts and fair values of the Group's financial instruments outstanding at 31 December 2000. The fair value of the financial instruments is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

	31 December 2000		31 December 1999	
	Carrying Amount	Fair value	Carrying amount	Fair value
Financial Assets				
Investments	6 690 650	6 436 150	5 110 713	5 110 713
Receivables	6 188 612	6 188 612	2 049 188	2 049 188
Bank and cash balances	1 465 131	1 465 131	2 350 970	2 350 970
Financial Liabilities				
Interest bearing borrowings - long term	16 785 252	16 785 252	10 332 607	10 332 607
Trade payables	11 432 526	11 432 526	8 004 279	8 004 279
Bank overdraft balances	4 305 942	4 305 942	7 075 563	7 075 563
Interest bearing borrowings - current	2 917 028	2 917 028	801 405	801 405

Estimation of fair values

Receivables, trade payables, bank balances and bank overdraft
The carrying amounts are a reasonable estimate of the fair values due to the short period of maturity of such assets.

Investments
The monies in the environmental rehabilitation fund are invested in interest-bearing securities and shares. Monies paid into the debt redemption fund are invested in equity linked unit trusts. The fair value has been based on the market value of the underlying securities and investments.

Long-term and short-term interest bearing borrowings
The fair value of fixed rate long and short-term debt is estimated using the expected future payments discounted at market related interest rates.



22 Cash generated from operations

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Profit/(loss) before taxation	14 665 270	(15 658 459)	14 665 270	(15 658 459)
Net finance costs/(income)	2 814 625	(962 202)	2 372 662	(1 158 845)
Non-cash items				
- Impairment of property plant and equipment	-	16 698 789	-	16 698 789
- Depreciation and amortisation charges	5 808 275	-	5 342 661	-
- (Profit)/Loss on disposal of assets	(60 381)	231 789	(60 381)	231 789
- Provision for losses in subsidiary			23 017 568	-
	23 227 789	309 917	45 337 780	113 274
Movement in working capital:				
Increase in inventories	(17 701 609)	(430 427)	(17 701 609)	(430 427)
(Increase)/decrease in trade receivables and prepayments	(4 245 033)	(150 006)	(3 025 798)	46 093
Increase/(decrease) in trade and other payables	4 182 608	1 984 568	(759 327)	(3 882 565)
Net increase in amounts (owing by)/owing to subsidiaries			(22 953 836)	3 809 533
Net increase in amounts owing to/decrease in amounts owing by related third parties	2 653 498	267 681	2 827 028	135 172
Proceeds from repayment of share trust loan	-	1 282 552	-	1 282 552
	8 117 253	3 264 285	3 724 238	1 073 632

23 Non-cash transactions

During the 2000 and 1999 financial years, the following non-cash transactions were recorded :

(a) Property, plant and equipment at a cost of R4 795 812 (1999 : R nil) was transferred from Skeat Mining (Proprietary) Limited to the Company;

(b) 188 000 ordinary shares were issued at a value of R203 751 (1999 : R nil) to Micofin Holdings (Proprietary) Limited in exchange for services rendered;

(c) Property, plant and equipment was purchased during the year and financed via finance leases. The net investment in capitalised leased assets, net of settlements, amounted to R8 229 055 (1999 : R 2 549 185) for the year.

(d) A medium term loan was obtained for the metallurgical design, acquisition, installation, commissioning and overseeing of the constuction of the heap leach pad.This loan is repayable in the year 2005.The increase in interest bearing borrowings is R339 213 (1999 : R 8 584 827).The interest incurred in January and February 2000 has been capitalised to property, plant and equipment as the operations were in a pre-production state.

(e) Property plant and equipment was disposed of at a loss of R231 789 in 1999.This loss was then capitalised into mining assets as part of the total mining loss incurred prior to commercial levels of production being achieved.

These transactions have been excluded from the cash flow statements as they do not result in an exchange of cash.

24 Comparative figures

Where necessary, comparative figures have been restated to conform with required changes in presentation.

Shareholder Information as at 31 December 2000



Analysis of shareholdings	Number of shareholders	%	Number of shares (000,s)	%
1 - 1 000	663	65,00	159	0,13
1 001 - 5 000	160	15,69	469	0,40
5 001 - 100 000	148	14,51	3 792	3,20
100 001 - 1 000 000	35	3,43	10 947	9,24
1 000 001 - over	14	1,37	103 095	87,03
	1 020	100,00	118 462	100,00

Analysis of shareholdings	Number of shareholders	%	Number of shares (000,s)	%
Directors	3	0,29	54 830	46,28
Nominee companies	84	8,24	54 587	46,09
Other companies	35	3,43	4 503	3,80
Individuals	898	88,04	4 542	3,83
	1 020	100,00	118 462	100,00

Notice of the Annual General Meeting

The Annual General Meeting of shareholders of the Company is to be held at **No.9, 5th Street, Houghton, Johannesburg, on 26 July 2001 at 8:00 am.**

Proxy Form

For the Annual General Meeting to be held at No.9, 5th Street, Houghton, Johannesburg, on 26 July 2001 at 8:00am.

I/We ______________________________

of ______________________________

being the holder of ______________________________ ordinary shares ______________

hereby appoint ______________________________

of ______________________________

or failing him/her ______________________________

of ______________________________

or failing him/her the chairman of the meeting as my/our proxy to attend, speak and vote for me/us and on my/our behalf at the Annual General Meeting of shareholders of the Company to be held at No.9, 5th Street, Houghton, Johannesburg, on 26 July 2001 at 8:00 am and at every adjournment of that meeting.

(Please indicate with an "X" or tick in the appropriate space below how you wish your vote to be cast.)

Ordinary business	For	Against	Abstain
1. To adopt the Group financial statements for the twelve months ending December 2000			
2. To fix the remuneration of the Directors in accordance with the articles of association			
3. To elect Directors in place of those retiring in accordance with the provision of the Company's articles of association. The following Directors make themselves available for re-election : P E Skeat D R Cunningham P C Walters J H Scholes			
4. To place the authorised and issued shares under the control of the directors until the next Annual General Meeting.			
5. To appoint PricewaterhouseCoopers Inc. as the auditors for the forthcoming year.			
6. It is resolved by the shareholders that the suggested amendments to the companies share option scheme are accepted in the form tabled and that the company is authorised to take all such administrative and regulatory steps to implement these changes.			

Notes to Proxy

A member entitled to vote at the meeting may appoint one or more proxies to attend, act and speak on his/her behalf.

A proxy need not be a member of the Company. A proxy form is enclosed.

A completed proxy form, to be effective, must reach the share transfer secretaries, at least 48 hours before the time appointed for the holding of the meeting, (which period excludes Saturdays, Sundays and public holidays).

A holder of share warrant or bearer who desires to attend or be represented at the meeting must produce his/her share warrant or certificate of his/her holding from a banker or other approved person at the bearer reception office.

THE AFRIKANDER LEASE LIMITED
Reg no. 1921/006955/06

Corporate Information

Registration Number
1921/006955/06

Group Secretary
J D Hill & Company
93 Bedford Avenue, BENONI
Contact: Mr Jimmy Hill (011) 421 7146

Corporate Advisor
Micofin Holdings (Pty) Limited
Contact: Mr Dean Cunningham (011) 642 4210

Sponsoring broker
Barnard Jacobs Mellet
Contact: (011) 283 0301

Attorneys
Werksmans Attorneys
Contact: Mr Hulme Scholes (011) 488 1037

Bankers
Standard Bank of S.A. Limited
Contact: Mr Brian Arentsen (011) 636 0187

Mercantile Bank Limited
Contact: Mr Dean Barclay (011) 302 0478

Auditors
PricewaterhouseCoopers Inc.
Contact : (011) 797 4000

Public Relations
Contact: Mr Dean Cunningham (011) 642 4210

Postal Address
P O Box 6253
FLAMWOOD 2572

Business Address
114 Otto Street
Wilkoppies
KLERKSDORP 2571

email address
pskeat@gds.co.za

www.afl.co.za

Shareholder Information as at 31 December 2000



Analysis of shareholdings	Number of shareholders	%	Number of shares (000,s)	%
1 - 1 000	663	65,00	159	0,13
1 001 - 5 000	160	15,69	469	0,40
5 001 - 100 000	148	14,51	3 792	3,20
100 001 - 1 000 000	35	3,43	10 947	9,24
1 000 001 - over	14	1,37	103 095	87,03
	1 020	100,00	118 462	100,00

Analysis of shareholdings	Number of shareholders	%	Number of shares (000,s)	%
Directors	3	0,29	54 830	46,28
Nominee companies	84	8,24	54 587	46,09
Other companies	35	3,43	4 503	3,80
Individuals	898	88,04	4 542	3,83
	1 020	100,00	118 462	100,00

Notice of the Annual General Meeting

The Annual General Meeting of shareholders of the Company is to be held at **No.9, 5th Street, Houghton, Johannesburg, on 26 July 2001 at 8:00 am.**

Proxy Form

For the Annual General Meeting to be held at No.9, 5th Street, Houghton, Johannesburg, on 26 July 2001 at 8:00am.

I/We ____

of ____

being the holder of ______________________ ordinary shares ______________

hereby appoint ____

of ____

or failing him/her ____

of ____

or failing him/her the chairman of the meeting as my/our proxy to attend, speak and vote for me/us and on my/our behalf at the Annual General Meeting of shareholders of the Company to be held at No.9, 5th Street, Houghton, Johannesburg, on 26 July 2001 at 8:00 am and at every adjournment of that meeting.

(Please indicate with an "X" or tick in the appropriate space below how you wish your vote to be cast.)

Ordinary business	For	Against	Abstain
1. To adopt the Group financial statements for the twelve months ending December 2000			
2. To fix the remuneration of the Directors in accordance with the articles of association			
3. To elect Directors in place of those retiring in accordance with the provision of the Company's articles of association. The following Directors make themselves available for re-election : P E Skeat D R Cunningham P C Walters J H Scholes			
4. To place the authorised and issued shares under the control of the directors until the next Annual General Meeting.			
5. To appoint PricewaterhouseCoopers Inc. as the auditors for the forthcoming year.			
6. It is resolved by the shareholders that the suggested amendments to the companies share option scheme are accepted in the form tabled and that the company is authorised to take all such administrative and regulatory steps to implement these changes.			

Notes to Proxy

A member entitled to vote at the meeting may appoint one or more proxies to attend, act and speak on his/her behalf.

A proxy need not be a member of the Company. A proxy form is enclosed.

A completed proxy form, to be effective, must reach the share transfer secretaries, at least 48 hours before the time appointed for the holding of the meeting, (which period excludes Saturdays, Sundays and public holidays).

A holder of share warrant or bearer who desires to attend or be represented at the meeting must produce his/her share warrant or certificate of his/her holding from a banker or other approved person at the bearer reception office.

THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL
ISIN code : ZAE000000253
("Aflease" or "the company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders will be held at No 9, 5th Avenue, Houghton, Johannesburg at 08h00 on Thursday, 18 October 2001, for the purpose of considering and, if deemed fit, passing, with or without modification, the ordinary resolution set out below in the manner required by the Companies Act, 1973 (Act 61 of 1973), as amended:

ORDINARY RESOLUTION

"RESOLVED THAT, and in terms of the Listing Requirements of the JSE Securities Exchange South Africa ("JSE"), the directors of the company are hereby authorised and empowered, by way of general authority, to allot and issue ordinary shares of two cents each for cash, without restriction as to whom the shares will be issued, as and when suitable opportunities arise, subject to the following conditions:

- That this authority shall not extend beyond fifteen months from the date of this general meeting;
- That such securities must be of a class already in issue and be issued to public shareholders as defined by the JSE and not to related parties;
- That a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s;
- That issues in the aggregate in any one year shall not exceed 15% of the number of shares of the issued ordinary share capital of that class; and
- That, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the shares over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors."

The effect of this ordinary resolution is to grant the directors a general authority to issue shares for cash to appropriate investors which will enable the company, if and when appropriate, to broaden its spread of shareholders, further strengthen institutional shareholding in the company and facilitate growth and development of the company's business.

Voting

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for this ordinary resolution to become effective.

Proxies

All registered shareholders of the company will be entitled to attend and vote in person or by proxy at the general meeting. A form of proxy is attached for completion by any certificated shareholder who is unable to attend in person. Forms of proxy must be completed and received by the transfer secretaries, Computershare Services Limited, 4th Floor, Edura House, 41 Fox Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 08h00 on Tuesday, 16 October 2001. A certificated shareholder who completes and lodges a form of proxy will nevertheless be entitled to attend and vote in person at the general meeting should he/she subsequently decide to do so. Dematerialised shareholders must inform their CSDP or broker of their intention to attend the general meeting and obtain the necessary authorisation from their CSDP or broker to attend the general meeting or provide their CSDP or broker with their voting instruction should they not be able to attend the general meeting in person.

Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder of the company) to attend, speak and on a poll, to vote in his/her stead.

By order of the board

PE Skeat
Chairman

Johannesburg
3 October 2001

Business address
114 Otto Street
Wilkoppies
Klerksdorp, 2571
(PO Box 6253, Flamwood, 2572)

Transfer secretaries
Computershare Services Limited
4th Floor, Edura House
41 Fox Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL
ISIN code : ZAE000000253
("Aflease" or "the company")

FORM OF PROXY

To be completed by certificated shareholders only

For use at the general meeting to be held at 08h00 on Thursday, 18 October 2001

Forms of proxy must be completed and lodged with to the transfer secretaries, Computershare Services Limited, 4th Floor, Edura House, 41 Fox Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) so as to be received by not later than 08h00 on Tuesday, 16 October 2001.

I/We ______________________________

of ______________________________

being a member of the company and holding ______________ ordinary shares, appoint

1. ______________________________ or failing him

2. ______________________________ or failing him

the chairman of the general meeting

as my/our proxy to attend and speak and, on a poll, vote for me/us on my/our behalf at the general meeting of the company which will be held at 08h00 on Thursday, 18 October 2001 which meeting will be held for the purpose of considering, and if deemed fit, passing with or without modification, the resolution to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against such resolution and/or abstain from voting in respect of the ordinary shares in the capital of the company registered in my/our name/s in accordance with the following instructions (see note 3):

	For	Against	Abstain
Ordinary resolution			

(Please indicate instructions to proxy in the space provided above by the insertion therein of the relevant number of votes exercisable).

A member entitled to attend and vote at the general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his stead. A proxy so appointed need not be a member of the company.

SIGNED THIS ______________ DAY OF ______________ 2001.

SIGNATURE ______________________________

Assisted by (if applicable) ______________________________

Please read the notes on the reverse side of this form of proxy.

Notes

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration must be signed, not initialled.

2. A shareholder may insert the name of a proxy or the names of two alternate proxies of the shareholder's choice in the space provided, with or without deleting "the chairman of the general meeting". The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder or his proxy.

4. Where there are joint holders of shares and if more than one of such joint holders is present or represented, then the person whose name appears first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form, unless previously recorded by the transfer secretaries of the company or waived by the chairman of the general meeting.

6. The completion and lodging of this form of proxy will not preclude the signatory from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

7. The chairman of the general meeting may reject or, provided that he is satisfied as to the manner in which a member wishes to vote, accept any form of proxy which is completed other than in accordance with these instructions.

THE AFRIKANDER
LEASE LIMITED

ANNUAL REPORT - 1999

Chairman's Report

for the year ended 31 December 1999

Financial Results

The year 1999 will be remembered by the gold mining industry as one in which the gold price dropped to US$252/oz, when numerous international central banks auctioned and sold gold and generally as a bearish year for gold.

From the perspective of The Afrikander Lease Limited, 1999 was a most exciting year and will be remembered by shareholders as the year in which the new heap leach strategy was conceptualised and implemented to produce gold at a forecast cash cost of less than US$150/oz.

This new strategy would result in the mine producing 150,000 tons per month of Inner and Outer basin ore from the open pit, at an average pad grade of 1.5g/t, which would be treated on the leach pad. The consequent advantages would lower the cut off grade and result in a life of mine exceeding 15 years.

Never before has The Afrikander Lease Limited been positioned with such an exciting future. In order to achieve this strategy The Afrikander Lease Limited would have to close the existing CIP plant. Thereafter the new heap leach plant would be designed, built and commissioned.

Closure of CIP Plant

After evaluating the efficiency of the CIP plant in January and February 1999, it became apparent that this plant was not appropriate for the milling of soft open pit Afrikander Lease ore and consequently expensive to operate. The plant was finally closed down on 16th April 1999.



TABLE INDICATING METRIC ORE RESOURCES AND RESERVES

	Inferred and Indicated Ore Resources				Proven Ore Reserves			
			Gold	Gold			Gold	Gold
	Tons	Grade	Kgs	oz	Tons	Grade	Kgs	oz
Operations	(millions)	(g/t)	('000)	('000)	(millions)	(g/t)	('000)	('000)
Inner Basin	17.2	2.60	44.80	1,399	7.199	2.60	18.717	582
Outer Basin	12.4	2.70	33.30	1,036	0.370	2.70	0.999	31
TOTAL	29.6	2.65	78.10	2,429	7.569	2.65	19.716	613

TABLE INDICATING REEF TONS WITH VARYING DILUTIONS

Mining Parameters	In Situ Tons No Dilution	40% Dilution	50% Dilution	60% Dilution	70% Dilution	80% Dilution	90% Dilution	100% Dilution
Reef Tons (millions)	29.500	41.300	44.250	47.200	50.150	53.100	56.050	59.000
Waste Tons (millions)	152.500	140.700	140.700	134.800	131.850	128.900	125.950	123.000
Strip Ratio	4.17	3.41	3.41	2.86	2.63	2.43	2.25	2.08
Gold (Tons)	77.8	78.180	78.180	78.080	78.080	78.080	78.080	78.080
Ore Resources (Years)	16	23	25	26	28	30	31	33
Reserves (Years)	8	11	12	13	14	15	16	16
Average Diluted Grade (g/t)	2.65	1.89	1.76	1.65	1.56	1.47	1.39	1.32

Target Production Parameters

Design of the Heap Leach Plant

Metallurgical Design & Management (Proprietary) Limited, (MDM) was awarded the contract to design the heap leach plant, with a design throughput of 150,000 tons of ore per month. This contract commenced in April 1999 and was completed by August 1999. The metallurgical test work was undertaken by Anglo American Research Laboratories.

Construction of the Heap Leach Plant

The construction of the new heap leach plant including the pad, the CIS section, the elution section and the crushing section, commenced in May 1999 and was commissioned in December 1999. The construction project was completed in a record seven months, at half the normal costs associated with such a project due to the in-house technical expertise of The Afrikander Lease Limited.

Production of Ore

The mining fleet of fifteen Euclid 85-ton off-highway rear dump trucks, loaded by three Liebher R994 230-ton excavators, is well placed to deliver 150,000 tons per month of reef and 600,000 tons per month of waste.



Gold Recoveries

The extensive metallurgical test work undertaken during the evaluation of the leach-ability of the ore, confirmed the expectation of achieving a 75% recovery in a 60?day pad cycle. By year end the first higher grade crushed Inner and Outer basins ore was irrigated on the heap leach pad and performing to expectation.

CIS and Elution

By year end the 5,500,000 litres per day of pregnant solution from the heap leach pad was being successfully pumped through the CIS tanks to load the carbon with gold which is eluted and smelted weekly.

Rainfall

The rains experienced in the region commencing in December 1999 were unusually heavy with The Afrikander Lease Limited mine having up to three times the normal rainfall in December. Excessive rainfall negatively affects all aspects of open pit mining and the heap leach operations.

Ore Resources and Reserves

The undiluted ore resources and reserves of The Afrikander Lease Limited mine, as tabled on page 8, total 29,5 million tons at an average in-situ pit grade of approximately 2.65g/t. After mining and related dilution, this tonnage has increased to 50,1 million tons of ore at an average pad grade of 1.5g/t. which results in a 32 year ore resource life.

Ongoing reverse circulation drilling has converted four years of ore resource to a JORC code proven reserve. The reverse circulation drilling programme is ongoing with the intention of achieving a10-year JORC code proven reserve.

Looking Back

The busy year of 1999 has taken The Afrikander Lease Limited through the conceptualisation and implementation of its new strategy. The new heap leach pad, which a short time ago was on the drawing board, is now up and running.

Financial Aspects

During the 1999 year The Afrikander Lease Limited implemented its new strategy which included capital expenditure of R15 million to build the new plant. The 1999 financials reflected the fact that the Company was not yet at commercial levels of production and accordingly all working costs and revenue have been capitalised as part of mining assets.



DIRECTORS' REPORT

for year ended 31 December 1999

1. Nature of business



The Company which was incorporated on 3 December 1921 and holds certain mineral rights in the Klerksdorp district, North West Province, was up until 28 July 1988, a subsidiary of Anglo American Corporation of South Africa Limited ("AAC"). Since April 1979 and until 30 September 1998, Vaal Reefs Exploration and Mining Company Limited ("Vaal Reefs") leased from the Company its main block of mineral rights and the arrangements provided for the mining of the uranium reserves and the treatment thereof in a metallurgical plant erected by Vaal Reefs. Because of the unfavourable condition of the uranium market, mining operations were suspended in 1982.

From August 1982 until 30 September 1998, Vaal Reefs was granted the right to mine gold-bearing ore from the old Afrikander mine belonging to the Company. Underground mining ceased during the year ended 31 December 1994. Since that date no underground mining occurred. However, sand and slime were treated through the gold section of the metallurgical plant until February 1998.

With effect from 28 July 1998, Benoryn Investment Holdings (Proprietary) Limited ("Benoryn"), acquired control of the Company from AAC through the acquisition of 63,12% of the issued share capital. At the same time Benoryn acquired cession of The Afrikander Lease Limited mining leases and acquired the The Afrikander Lease Limited CIP gold plant, associated mining and township infrastructure and certain mineral and mining rights in respect of the The Afrikander Lease Limited lease area.

With effect from 30 September 1998, the Company acquired from Benoryn its entire business operations, excluding its interest in the Company and from Peter Skeat (who now serves as chairman of the Company) all the issued shares and the shareholders' claims against Tigerbush Investments (Proprietary) Limited ("Tigerbush") for an aggregate consideration of R50,6 million satisfied through the issue of 63,275 million new shares at 80c per share. Tigerbush was a private company conducting open pit mining operations on a contract basis under the name of Skeat Mining. Tigerbush has recently changed its name to Skeat Mining (Pty) Limited.

Following a successful feasibility study by Benoryn on The Afrikander Lease Limited lease area in 1998, which indicated profitable mining of the ore body through open pit mining and using the existing CIP gold plant, the Company recommenced mining operations. The metallurgical test work was undertaken by Anglo American Research Laboratories.

During 1999, as a result of the inability of the autogenous mill to process the soft ores, the Company discontinued treating the ore using the CIP plant, and following a successful heap leach feasibility study, commenced the construction of heap leach treatment facilities which were commissioned in December 1999.

2. Financial results



Following the change from a CIP to a heap leach production process, certain of the mining assets which were surplus to operating requirements, were written down to their realisable value. This resulted in an additional charge of R16,7 million during the year. During the current year the mine was considered to be in the pre-production phase as commercial levels of production had not been reached. Accordingly the operating costs for this period, net of gold produced and sold of 387 kgs were capitalised.

The Group and Company's income statements are set out on page 21. No separate segmental information is presented as the Group operates a one-product mine, producing and selling in South Africa and the exploration activities are all undertaken in South Africa.

3. Capital expenditure

Total Group capital expenditure amounted to R47 million: (1998: R64 million).
The capital expenditure was primarily spent on developing the heap leach facilities which, as at 31 December 1999, were still in the "pre-production" phase. The majority of this expenditure related to the commissioning of the CIS and elution plant, pur
chase of additional equipment and construction of the heap leach pads.

4. Share capital

During the year the Company issued 5,878,788 ordinary shares at a price of R1.10 per share to select investors.

5. Share trust scheme



On 31 October 1998, the Company adopted The Afrikander Lease Limited Share Trust Scheme. Under the scheme, the Company shall not make available to the Trust, more than 16,250,000 or approximately 15% of the present issued share capital of the Company. The Trust held nil shares as at 31 December 1999. (1998: 1,420,000)

6. Dividends

No dividends in respect of ordinary shares were declared during the financial year.

7. Directorate

The following comprise the Board of Directors for the year ended 31 December 1999.

PE Skeat - Chairman and Managing Director
DR Cunningham - Non-executive Director
MF Pleming (Resigned 11 August 1999)
WN Gardyne - Non-executive Director
JH Scholes - Non-executive Director

In terms of the Company's Articles of Association, Messrs PE Skeat, WN Gardyne, JH Scholes and DR Cunningham retire at the forthcoming annual general meeting. Being eligible they offer themselves for reelection.

8. Secretary

The secretary of the Company is JD Hill & Company.

9. Directors' interest

At the accounting date, the directors were beneficially directly or indirectly interested in 57 576 627 (1998 : 63 771 260) of the issued ordinary shares of the Company.

10. Subsidiaries
The net post acquiring accumulated losses net of profits of the subsidiaries included in the Group's retained income amounted to Rnil. Full details regarding the subsidiaries are set out on page 27.

11. Borrowing powers
The Company's articles of association have placed no restriction on its borrowing power.

AUDITORS' REPORT

We have audited the annual financial statements of The Afrikander Lease Limited set out on pages14 to 30 for the year ended 31 December 1999. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material mis-statement. An audit includes:

- examining on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 December 1999 and the results of their operations and cash flows for the year then ended, in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.

PRICEWATERHOUSECOOPERS INC.
Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg
(5 June 2000)

Balance Sheet

at 31 December 1999

	Notes	Group 1999 R	Group 1998 R	Company 1999 R	Company 1998 R
Credits					
Interest received	6	**2 285 486**	2 167 910	**2 285 486**	2 167 910
Royalty received	6	**85 413 518**	79 025 070	**85 413 518**	79 025 070
Charges		**87 699 004**	81 192 980	**87 699 004**	81 192 980
Accumulated deficit		**(21 752 210)**	(6 093 751)	**(21 752 210)**	(6 093 751)
Ordinary shareholders' interest		**65 946 794**	75 099 229	**65 946 794**	75 099 229
Provision for enviromental rehabilitation	7	**4 500 000**	4 500 000	**4 500 000**	4 500 000
Long-term liabilities	8	**10 332 607**	-	**10 332 607**	
		80 779 401	79 599 229	**80 779 401**	79 599 229
EMPLOYMENT OF CAPITAL					
Mining assets	9	**85 575 727**	57 960 373	**74 530 380**	54 460 373
Investment in subsidiaries	10			**3 500 000**	3 500 000
Investments	11	**5 110 713**	5 644 339	**5 110 713**	5 644 339
Loans to related parties	15	**377 761**	645 442	**510 270**	645 442
Current Assets					
Inventories	12	**1 196 289**	765 862	**1 196 289**	765 862
Accounts receivable		**2 049 188**	1 899 182	**1 853 089**	1 899 182
Bank balances and cash		**2 350 970**	19 277 335	**2 350 970**	19 277 335
		5 596 447	21 942 379	**5400 349**	21 942 379
Current liabilities					
Accounts payable and accruals		**8 004 279**	6 599 304	**2 137 146**	6 599 304
Short-term portion of long-term liabilities	8	**801 405**	-	**801 405**	
Amounts owing to subsidiary		**-**	-	**3 809 533**	
Bank overdraft		**7 075 563**	-	**1 524 227**	
		15 881 247	6 599 304	**8 272 311**	6 599 304
Net current (liabilities)/assets		**(10 284 800)**	15 343 075	**(2 871 962)**	15 343 075
		80 779 401	79 599 229	**80 779 401**	79 599 229

Income Statement

at 31 December 1999

	Notes	Group 1999	Group 1998	Company 1999	Company 1998
		R	R	R	R
Working revenue		-	-	-	-
Total operating costs		-	-	-	-
Working profit		-	-	-	-
Other net (costs)/income		**(15 658 459)**	391 249	**(15 658 459)**	391 249
Net (loss)/profit before tax	2	**(15 658 459)**	391 249	**(15 658 459)**	391 249
Taxation	3		-		-
Net (loss)/income after taxation		**(15 658 459)**	391 249	**(15 658 459)**	391 249
Accumulated losses - opening		**(6 093 751)**	(6 485 000)	**(6 093 751)**	(6 485 000)
Accumulated losses - closing		**(21 752 210)**	(6 093 751)	**(21 752 210)**	(6 093 751)
(Loss)/earnings per share (cents)	4	**(14,2)**	1,65	**(14,2)**	1,65
Headline earnings per share (cents)	5	**0,94**	1,65	**0,94**	1,65
Weighted average number of ordinary shares in issue		**110 386 662**	23 672 167	**110 386 662**	23 672 167

Cash Flow Statement

at 31 December 1999

	Notes	Group 1999	Group 1998	Company 1999	Company 1998
		R	R	R	R
Cash flows from operating activities					
Cash generated from/(utilised in) operations	17	**78 339**	(234 616)	**(118 304)**	(234 616)
Net finance income		**962 202**	624 865	**1 158 845**	624 865
Movement in working capital	18	**1 403 924**	3 840 810	**(457 577)**	3 840 810
		2 444 465	4 231 059	**582 964**	4 231 059
Cash flows from investing activities					
Proceeds from disposal of mining assets		**2 334 776**	-	**2 334 776**	-
Additions to mining assets		**(46 858 040)**	(13 514 373)	**(39 312 693)**	(13 514 373)
Increase in environmental trust		**(602 374)**	(308 339)	**(602 374)**	(308 339)
Decrease/(increase) in loans to related parties		**267 681**	(645 442)	**135 172**	(645 442)
Proceeds from repayment of share trust loan		**1 282 552**		**1 282 552**	
		(43 575 405)	(14 468 154)	**(36 162 567)**	(14 468 154)
Cash flows from financing activities					
Increase in long-term liabilities		**10 332 607**	-	**10 332 607**	-
Net proceeds from the issue of shares		**5 995 000**	28 816 430	**5 995 000**	28 816 430
Increase in short-term portion of long-term liabilities		**801 405**	-	**801 405**	-
		17 129 012	28 816 430	**17 129 012**	28 816 430
Net (decrease)/in cash and cash equivalents		**(24 001 928)**	18 579 335	**(18 450 591)**	(48 579 335)
Cash and cash equivalents at beginning of year		**19 277 335**	698 000	**19 277 335**	698 000
Cash and cash equivalents at end of year	19	**(4 724 593)**	19 277 335	**826 744**	19 277 335

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

1. Accounting policies

The financial statements, which are prepared on the historical cost basis, comprise the following accounting policies which are in accordance with South African Statements of Generally Accepted Accounting Practice, and are consistent with those of the previous year.

Consolidation

1.1 Group financial information includes the financial statements of the Company and its subsidiaries. A company in which the Group has directly or indirectly, through other subsidiary undertakings, a controlling interest, is classified as a subsidiary undertaking. The minority interest in the consolidated equity and in the consolidated results are shown separately. Any excess or deficit purchase consideration, when compared to the net book value of the subsidiary acquired, is attributable to mining assets and amortised in terms of the Group accounting policies. Intercompany accounts and transactions are eliminated on consolidation.

Income statement

1.2 Turnover represents the revenue from gold sold. Revenue from gold is recognised when delivery is made to the final refiner.

1.3 Exploration costs are expended as incurred. Costs related to property and mineral right acquisitions are capitalised.

1.4 Earnings/(loss) per share is computed by dividing the net profit/(net loss) by the weighted average number of ordinary shares issued during the year. Fully diluted earnings/(loss) per share is presented when the effect of potential ordinary shares is dilutive.

Balance sheet

1.5 Undeveloped properties and mineral rights upon which the company has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost.

1.6 Mine development costs, including direct borrowing costs, are capitalised into mining assets up until the commercial production phase begins. Amortisation of mining assets only commences after the plant has reached commercial production and is computed over the life of the mine based on proven and probable ore reserves. Other fixed assets are depreciated on a straight line basis over their estimated useful lives.

1.7 Mining assets leased in terms of finance lease agreements are capitalised. Lease finance charges are amortised over the duration of the finance leases by the effective interest rate method. All costs relating to operating leases are charged to income as incurred.

1.8 The actual cost of waste stripping in excess of the expected pit stripping plan ratio is deferred and charged to production in the years when the actual ratio is lower than the expected ratio.

1.9 Recoverability of the long-term assets of the Company and Group, which includes development costs, deferred stripping costs and undeveloped property costs, are reviewed whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Reductions in the carrying value of the long-term assets of the Company and Group are recorded to the extent that the remaining investments exceed the estimate of future discounted net cash flows.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore, it is possible that change could occur which may effect the recoverability of the Company and Group's mining assets.

1.10 Inventories, which include ore stockpiles, gold in process and consumable stores, are stated at the lower

of cost or net realisable value. The cost of ore stockpiles is determined by the weighted average cost method using related production costs. The related direct production costs associated with gold in process are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis. Gold in process is identified and measured from the concentrator up to and including the on-site refining plant.

1.11 Long term investments are stated at cost and are only written down where the directors are of the opinion that there has been a permanent diminution in value. Interest earned on monies paid to environmental trust funds are accrued on an annual basis.

1.12 Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The provision reflects the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The costs so provided are capitilised as part of mining assets and depreciated accordingly.

Annual increases in the provision are split between finance costs relating to the change in the net present value of the provisions, inflationary increases in the provision estimate and restoration costs relating to additional environmental disturbances that have occurred.

1.13 The Group follows the fully comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognised for the tax consequences of timing differences, by applying current statutory tax rates applicable to a future year to differences between the financial statements amounts and the tax bases of certain assets and liabilities. Changes in deferred tax liabilities include the impact of any tax rate changes enacted during the year.

1.14 Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the date of purchase.

2. Profit/(loss) before tax

	Group		Company	
	1999	1998	**1999**	1998
	R	R	**R**	R
Credits				
Interest received	**1 301 295**	921 000	**1 298 962**	921 000
Royalty received	-	125 000	-	125 000
Charges				
Auditors' renumeration	**227 100**	240 000	**66 000**	60 000
Audit fees	**150 000**	135 000	**55 000**	50 000
Other services	**77 100**	105 000	**11 000**	10 000
Directors' emoluments			**20 000**	-
- fees			**20 000**	-
- managerial services			-	-
Interest paid	**339 093**	295 537	**140 117**	295 537
Exploration expenditure	**5 500**	43 216	-	43 216
Impairment of mining assets	**16 698 789**	-	**16 698 789**	-

3. Taxation

No taxation has been provided for in South African mining formula taxation at 31 December 1999 in either the Group or the Company as they have assessable tax loss carry-forwards of R24,3 million.

The Group also has unredeemed capital expenditure of R79 million available for deduction against future mining income.

These future deductions are utilisable only against mining income generated form the Group's current mining operation and do not expire unless the mine ceases to trade for a period of longer than one year.

A net deferred tax asset, as a result of tax losses and unredeemed capital expenditure, has not been recognised in the current period as its recoverability is not deemed to be beyond reasonable doubt.

4. (Loss)/earnings per share

The calculation of earnings per share is based on the consolidated (loss)/earnings of (15 658 459) (1998: 391 249) divided by the weighted average number of shares of 110 386 662 (1998: 23 672 167).

5. Headline earnings per share

The calculation of headline earnings per share is derived from the net (loss)/profit of (15 658 459) (1998: 391 249) adjusted for any non-operational losses divided by the weighted average number of shares. Reconciliation between (loss)/earnings and headline earnings is as follows:

	Group and Company	
	1999	1998
	R	R
(Loss)/earnings per AFS	(15 658 459)	391 249
Impairment of assets	16 698 789	-
Headline earnings	1 040 330	391 249

6. Share capital and share premium

	Company	
	1999	1998
	R	R
(a) Share capital		
Authorised:		
200 000 000 ordinary shares of 2c each		
(1998: 200 000 000 ordinary shares of 2c each)		
Issued:		
At the beginning of the year (108 395 500 ordinary shares of 2c each)	**2 167 910**	134 550
Issued during the year (5 878 788 ordinary shares of 2c each	**117 576**	2 033 360
Balance at end of the year (114 274 288 ordinary shares of 2c each)	**2 285 486**	2 167 910
(b) Share premium		
At the beginning of the year	**79 025 000**	485 000
Increase due to shares issued during the year	**6 388 518**	79 301 000
Share issue expenses	-	(761 000)
	84 413 518	79 025 000

7. Provision for environmental rehabilitation

	Group		Company	
	1999	1998	**1999**	1998
	R	R	**R**	R
Accrued rehabilitation costs	**4 500 000**	4 500 000	**4 500 000**	4 500 000

While the ultimate amount of the rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the total cost of rehabilitation after exploitation of all the resources of the mining lease area, in

8. Long-term borrowings

	Group		Company	
	1999	1998	1999	1998
	R	R	R	R
Loan: Elution Plant (a)	1 747 780	-	1 747 780	-
Balance outstanding	2 549 185	-	2 549 185	-
Short-term portion	(801 405)	-	(801 405)	-
Loan: Heap Leach Plant (b)	8 584 827	-	8 584 827	-
	10 332 607	-	10 332 607	-

(a) An installment finance facility was obtained for the purchase of equipment required for the construction, installation and commissioning of the batch elution plant. The facility is repayable in 24 equal monthly payments beginning on 30 April 2000.

(b) A medium-term loan was obtained for the metallurgical design, acquisition, installation, commissioning and overseeing of the construction of the heap leach pad. This loan is repayable in the year 2005.

Both loans attract interest at a fixed rate of 15,24% until 31 March 2002; thereafter the interest will be renegotiated.

The loans are secured by R8 million of The Afrikander Lease Limited's equipment, cession of The Afrikander Lease Limited's mineral rights for an amount of R11 million and by a pledge and cession by The Afrikander Lease Limited of all short-term insurance policies covering the heap leach and elution plant.

9. Mining assets

	Group		Company	
	1999	1998	1999	1998
	R	R	R	R
(a) Mining properties, mineral rights, pre-production expenditure, mine plant and office facilities				
Cost				
- at beginning of period	**57 683 714**	532 000	**54 183 714**	532 000
- additions	**46 636 450**	57 151 714	**39 289 361**	53 651 714
- disposals	**(2 566 565)**	-	**(2 566 565)**	-
- impairment of mining assets	**(16 698 789)**	-	**(16 698 789)**	-
Net book value	**85 054 810**	57 683 714	**74 207 721**	54 183 714

	Group		Company	
	1999	1998	1999	1998
	R	R	R	R
(b) Motor vehicles				
Cost				
- at beginning of period	**261 404**	-	**261 404**	-
- additions	**82 105**	261 404	**40 000**	261 404
Net book value	**343 509**	261 404	**301 404**	261 404

	Group		Company	
	1999	1998	1999	1998
	R	R	R	R
(b) Office equipment				
Cost				
- at beginning of period	**21 255**	-	**21 255**	-
- additions	**156 153**	21 255	-	21 255
Net book value	**177 408**	21 255	**21 255**	21 255
Net total book value of mining assets	**85 575 727**	57 966 373	**74 530 380**	54 466 373

During the year ended 31 December 1999 the mine was considered to be in the pre-production phase as commercial levels of production had not been reached. Accordingly the operating costs for this period, net of gold produced and sold, and gold in process have been capitalised.

10. Investments in subsidiaries

	Company	
	1999	1998
	R	R
Shares - at cost	**3 500 000**	3 500 000
Directors' valuation of shares in subsidiaries	**3 500 000**	3 500 000

Investment in subsidiary consists of a 100% holding (1 000 issued shares) in a South African company, namely, Skeat Mining (Pty) Ltd, formerly TigerBush Investments (Pty) Ltd. The company is a labour service company whose employees render mining and processing services to The Afrikander Lease Ltd.

11. Investments

	Group		Company	
	1999	1998	**1999**	1998
	R	R	**R**	R
Investment in enviromental trust	**5 110 713**	4 508 339	**5 110 713**	4 508 339
Other investments	-	1 136 000	-	1 136 000
	5 110 713	5 644 339	**5 110 713**	5 644 339

The environmental trust fund is an irrevocable trust under the Group's control and is to be used to fund the rehabilitation liabilities. The monies in the trust are invested in interest-bearing securities.

12. Inventories

	Group		Company	
	1999	1998	**1999**	1998
	R	R	**R**	R
Consumables	**1 196 289**	765 862	**1 196 289**	765 862
	1 196 289	765 862	**1 196 289**	765 862

13. Commitments

	Group		Company	
	1999	1998	1999	1998
	R	R	R	R
Capital expenditure commitments contracted for				
Capital expenditure commitment authorised by the directors but not yet contracted for	**3 200 000**	17 000 000	**3 200 000**	17 000 000
	3 200 000	17 000 000	**3 200 000**	17 000 000

14. Pension and provident funds

As a result of the Group's recent restructuring, none of the Company's employees are currently members of any retirement funds to which the Group contributes.

It is intended that all employees will be enrolled as members of a defined contribution plan during the course of the financial year.

15. Related party transactions

Name of company	Nature of relationship	Nature of transactions	Aggregate transaction value (R)	Amount due to (R)	Amount due from (R)
Benoryn Investment Holdings (Proprietary) Limited	Company owned by common owner	Loan advanced	502 558	-	1 148 000
Raven Crest Property Holdings (Proprietary) Limited	Company in which owner and two directors have interest	Rental of mining equipment (at estimated market value)	1 30 000	No charge was made by Raven Crest Property Holdings (Proprietary) Limited to the Company	-
Raven Crest Property Holdings (Proprietary) Limited	Company in which owner and two directors have interest	Loan received	637 730	637 730	-

16. Fair value and credit risk of financial instruments

The Company minimises its credit risks by placing its cash and equivalents with major banks and financial institutions located in South Africa, after evaluating the credit rating of the respective financial institutions.

The Company believes that no concentration of credit risk exists with respect to cash and equivalents.

The Group's principal product is gold bullion. The Group sells its gold to a reputable gold refiner and because of the international market for gold, any loss of its existing customers would not have a materially adverse impact on the Group.

Fluctuating interest rates impact the value of the short-term cash investments and financing activities giving rise to interest rate risk. In the ordinary course of business, the Group receives cash from its operations to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risk.

The following table presents the carrying amounts and fair values of the Group's financial instruments outstanding at 31 December 1999. The fair value of the financial instruments is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

	31 December 1999		31 December 1998	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and equivalents	2 350 970	2 350 970	19 277 335	19 277 335
Receivables	2 049 188	2 049 188	1 899 182	1 899 182
Investments	5 110 713	5 110 713	5 644 339	5 644 339
Financial Liabilities				
Accounts payable	8 004 279	8 004 279	6 599 304	6 599 304
Bank overdraft	7 075 563	7 075 563	-	-
Long-term liabilities	10 332 607	10 332 607	-	-
Current position of long-term liabilities	801 405	801 405	-	-

Estimation of fair values

Receivables, accounts payable, bank overdrafts and cash equivalents.
THe carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Investments

The monies in the enviromental rehabilitation are invested in interest-bearing securities. THe fair value has been based on the market value of the underlying securities.

Long-term and short-term debt

THe fair value of fixed rate long and short-term debt is estimated using the expected future payments discounted at market related interest rates.

17. Cash generated from/(utilised in) operations

	Group		Company	
	1999	1998	**1999**	1998
	R	R	**R**	R
Net (loss)/profit before tax	**(15 658 459)**	391 249	**(15 658 459)**	391 249
Net finance income	**(962 202)**	(625 865)	**(1 158 845)**	(625 865)
Impairment of property, plant and equipment	**16 699 000**	-	**16 699 000**	-
	78 339	(234 616)	**(118 304)**	(234 616)

18. Generated by decrease in working capital

	Group		Company	
	1999	1998	**1999**	1998
	R	R	**R**	R
Increase in inventories	**(430 427)**	(765 862)	**(430 427)**	(765 862)
Increase in accounts receivable	**(150 006)**	(1 886 632)	**46 093**	(1 886 632)
Increase in accounts payable	**1 984 357**	6 492 304	**3 882 776**	6 492 304
Increase in amounts owing to subsidiary			**3 809 533**	-
	1 403 924	3 840 810	**(457 577)**	3 840 810

19. Cash and cash equivalents

	Group		Company	
	1999	1998	**1999**	1998
	R	R	**R**	R
Bank and cash balances	**2 350 970**	19 277 335	**2 350 971**	19 277 335
Bank overdraft	**(7 075 563)**	-	**(1 524 227)**	-
	(4 724 593)	19 277 335	**826 744**	19 277 335



Contents

"Strong, Good...

Financial Highlights



- Operating profit of R17,5 million achieved
- Headline earnings per share 12,77 cents
- One of South Africa's lowest open pit cash cost gold producers with average cash costs of US$165/oz
- Ore resources and reserves increase to 50 000 000 pad tons, equivalent to 20 years of ongoing mining

Gold Price Received and Cash Costs (US$/oz)



US$ / OZ
286
123
280
122
274
202
271
180
AFRIKANDER LEASE GOLD PRICE RECEIVED US$ / OZ
AFRIKANDER LEASE CASH COST US$ / OZ
1st Qtr*
2nd Qtr
3rd Qtr
4th Qtr
*1 Month
Mar - Dec 2000

Gold Sold



AFRIKANDER LEASE GOLD SOLD (kg)
60
292
306
338
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
Jan - Dec 2000

...And Getting Better"

Peter Skeat



Operational Highlights

- Improved blasting parameters increase in-pit loading efficiency
- RC Drilling programme yields 18 000 000 in-situ tons of proven Inner Basin ore resources and reserves resulting in an estimated contained 46 tons of gold at an average in-situ grade of 2,54 g/t
- Heap leach pad recoveries confirm better than 75% forecast
- Additional carbon-in-solution (CIS) bank increases fluid treatment capacity
- New fines removal plant improves percolation rates
- Costly downtime minimised with installation of private Eskom power line
- Second heap leach pad successfully commissioned
- Construction of additional storage pond to contain excess pregnant solution

Company Profile & Structure



Loading Pad No.2 with second lift

"The implementation of contract-based, 'small business units' has resulted in the work force becoming increasingly motivated and efficient..."

The Afrikander Lease Limited (Afrikander Lease) was listed on the gold sector of the Johannesburg Stock Exchange in April 1957. In 1982, the Anglo American Corporation acquired the mine and mined gold in terms of a mining lease agreement until 1994, when mining operations ceased. The 13th July, 1998 marked a turnaround when the new shareholders of Afrikander Lease acquired the mine from Anglogold and plans for the new enlarged mine commenced. These plans envisaged the mining of the near surface ore resources and reserves using open pit mining methods at the lower end of the US$ cash cost curve. The strategy behind the acquisition was that the cost advantages resulting from the open pit surface operations would enable the mine to bring the anticipated 3 000 000 ounces of open pit gold resources to account, at a cash cost of approximately US$150 per ounce.



The Management Team



CHAIRMAN AND MANAGING DIRECTOR
Peter Skeat

MINING OPERATIONS



Mining Manager
Manie Silver



Manager Waste Mining
Magnus Coetzer



Manager Reef Mining
Piet Stander



Foreman Reef Mining
Patrick Gabuza

FLEET MANAGEMENT



Manager Mechanical Equipment
Piet Badenhorst

ENGINEERING AND CIS OPERATIONS



Manager Projects
Leon Taylor



Manager Electrical
Herbie Berrington



Manager Metallurgy
Martinus Williams

MINERAL RESOURCES



Manager Geology
Peter Walters

Consulting Geologist
Dr Charles Kingsley

ADMINISTRATION



Company Secretary
Jimmy Hill



Accountant
Mike Ogden



Accountant
Bev du Preez

Costing Accountant
Juan Greyvenstein

THE AFRIKANDER LEASE LIMITED → 100% Ownership → SKEAT MINING (Proprietary) Limited CONTRACT MINING



The Directorate

PC Walters, DR Cunningham, PE Skeat, JH Schole

"Medium and longer term expectation is a cash cost of US$150 per ounce or less making Afrikander Lease among South Africa's lowest cash cost gold producers..."

PE SKEAT (47)

BSc (Hons) Civil Engineering (University of Cape Town) 1977
BSc (Hons) Mining Engineering (University of the Witwatersrand) 1980
Executive Chairman and Managing Director since 28 July 1998

Peter Skeat has been involved in the mining industry for almost twenty years, specialising in the open pit selective mining of hard rock and grade sensitive thin tabular ore bodies. During this period he has been involved in numerous open pit mining projects producing various minerals, in particular gold. Throughout his career, Peter was has been actively involved in the conceptualising, design and implementation of new gold mining projects. He joined the Afrikander Lease board of directors in July 1998. As executive chairman and managing director, Peter has led the team responsible for transforming this operation from a state of closure to its present status.

D R CUNNINGHAM (41)

BSc (Hons) Mining Engineering (University of the Witwatersrand) 1985
Non-executive Director since 28 July 1998

Dean Cunningham has spent twelve years in all aspects of the mining industry, including the evaluation of existing and new projects, corporate finance, as well as local and international mining equity marketing. Since 1988, Dean has been directly involved in the ongoing assessment of the South African mining industry. He spent nine years as an award-winning mining analyst. Prior to his appointment as non-executive director to the Afrikander Lease board, Dean was a director of Investec Securities. He currently manages his own mining corporate advisory company, Micofin Holdings (Pty) Ltd.

P C WALTERS (39)

Geology Technicians Diploma
Advanced Mine Valuation
Executive Director since 21 September 2000

Peter Walters has spent sixteen years in the underground and open pit gold mining industry. The majority of his career has been on the Central Rand where he has specialised in all aspects of grade control and selected cut mining, in a low grade reef environment. He has a practically orientated hands-on approach to mining and manages the flow of ore from the face to final product.

J H SCHOLES (34)

Bachelor of Arts (University of the Witwatersrand) 1990
Bachelor of Law (LLB) (University of the Witwatersrand) 1992
Non-executive Director since 28 July 1998

Hulme Scholes is a specialist in mineral rights and mining law and is a partner in the firm Werksmans Attorneys. He is actively involved in all aspects of commercial mining and mineral transactions, due diligence studies and advising clients on mining, mineral rights and related issues. He is a member of the International Bar Association section on environmental and resources law.

Chairman's Report



Euclid 85 ton off highway dump truck fleet

"Only 20% of our costs are exposed to the US dollar which makes Afrikander Lease an excellent rand hedge ..."





During the year 2000 the Rand continued to weaken against the US Dollar. This enhanced the profitability of the operation as only 20 percent of the Company's costs are directly related to the Rand/Dollar exchange rate. For this reason Afrikander Lease is considered a good rand hedge.

Financial Review

The year 2000 was the first year of commercial operation for Afrikander Lease and one of many positive events for shareholders.

During the first quarter the mine experienced exceptionally high levels of rainfall which resulted in excessive leach fluid run-off and slow percolation on the pads. With the increased pad surface area under irrigation a second standby pond was constructed to accommodate any excess rainfall run-off.

The second quarter saw Afrikander Lease return much improved operational and financial performances. In the six months to June, the Company recorded cash costs of US$123 per ounce, well below the forecast of US$150 per ounce.

Afrikander Lease experienced unexpected operational problems during the third quarter as a result of one of the hydraulic excavators utilised in the open pit mining operations being inoperative. This was due to the delayed supply of spares by the manufacturer. This problem was resolved by the end of the third quarter but it was, however, too late to avoid a negative impact on the Company's results for this quarter.

The fourth quarter saw continued improvement in all areas of operation which resulted in a R7,5 million cash operating profit.

The benefits of converting the gold extraction process from the conventional carbon-in-pulp method (CIP) to the heap leach process are evidenced in the Company's results for the year under review.

Headline earnings per share for the four month operational period to June 2000 were above expectation at 7,25 cents per share. With the heap leach recovery cycle averaging five months, the gold lock-up in the pad by June was valued at R12 million.

For the ten-month financial year to December 2000, the mine produced gold at an average cash cost of US$ 165/oz and achieved an operating profit of R17,5 million – its highest since its inception in 1957. Full year earnings were in line with expectations of 12,8 cents per share.

The year presented several unexpected onerous challenges which were successfully overcome without substantial loss of production or profit.

The Afrikander Lease has a market capitalisation of R175 million and gold production for the period of 1 000 kilograms at an average pad grade of 1,39 g/t. An average price of US$275 per ounce was attained for the sale of gold for the period March - Dec 2000.



RC Drilling Programme

Ongoing drilling continues to increase the Afrikander Lease life of mine. As part of the strategy to increase the Company's proven and indicated ore reserve categories, reverse circulation drilling in the Inner and Outer Basins totalled in the region of 20 000 metres during the year under review. The drilling programme which was undertaken in accordance with the South African Code of Reporting Mineral Ore Resources and Reserves, (SAMREC) now confirms that 11 000 000 tons of undiluted ore fall within the proved and probable reserve category. This extends the life of mine from the Inner Basin to more than 15 years. The drilling also substantiated a total estimate of 46 tons of gold at an average in-situ grade of 2,54 g/t in the Inner Basin, which is in excess of 20 years of production at the current rate of mining. Further drilling in the Outer Basin should enhance these ore resource and reserve figures.

Further exploration drilling in the Bonanza ore body resulted in additional high grade intersections, with in-situ grades ranging between 8,0 g/t to 30 g/t. With these encouraging results plans to explore this ore body further in the near future are in progress.

Strong Production Focus

The production focus of Afrikander Lease mine centred on the Inner Basin pit, which showed continued improvement during the course of the year. By the fourth quarter, tonnage and grade from the pit increased above expectation as it deepened beyond 40 metres.

With the increase in pit depth from 20 metres to 48 metres, the nature of the waste and reef ore changed, becoming harder and more brittle, resulting in easier drilling and blasting. The fragmentation and loading characteristics of the Inner Basin ore consequently improved. The mining team is now confident of achieving a maximum depth of 90 metres with no additional mining complications.

The open pit excavator fleet for waste and reef mining was upgraded with a view to ensuring the consistent production of more than 150 000 tons per month of Inner Basin ore. Allowances have been made for maintenance and downtime and the expanded fleet is capable of maintaining production in the event of problems associated with the supply of spares.

As the hardness of the ore increases with the deepening of the pit, a finer crush will be required. In view of this requirement, as well as the desire to increase the tonnage throughput, the upgrading of the plant in the current financial year is being considered.

Improved Processing Plant

The gold processing plant performed mostly to expectation, despite the numerous operational difficulties confronted during the first quarter. Further plant design problems were identified and rectified throughout the year.

During the first six months of the year under review, excessive fines negatively affected the percolation on the pad. By June, this problem had been addressed with the construction and commissioning of a fines removal plant. Eighty percent of all fine material is now removed before loading the pad, improving the percolation rate.

In order to minimise costly downtime, a dedicated private Eskom power line was erected and commissioned during February to overcome repeated power failures.

Stacked Heap Leach Pads

The construction, loading and leaching of the No.1 and No.2 heap leach pads progressed well throughout the year. The No.1 pad, which was loaded continuously during the first six months of the year, performed well with an overall gold recovery of 76 percent to December 2000.

July 2000 marked the completion of construction of the No.2 pad and the loading of the first fines-free ore. The pad was successfully commissioned in September 2000.

By year end both pads were producing pregnant solutions and were operating well within design specifications.

Successful CIS and Elution Processes

Since the pregnant fluid produced by the No.1 pad during the first six months of the year was treated in the first bank of carbon tanks, the commissioning of the second pad in July necessitated the implementation of a second bank of carbon tanks to treat the additional fluid.

The loading of the carbon with gold in the CIS tanks from the pregnant solution from both pads progressed successfully throughout the year. The elution and smelting of the loaded carbon was successful and within budget. The CIS and elution plants performed well with no operational problems experienced or anticipated.

"Numerous projects under evaluation, together with our low cost track record, mean improved earnings and turnover can be anticipated in the future ..."

Increased Gold Recovery

Ongoing bottle roll and leach column tests are performed to monitor the expected gold recoveries from the heap leach pads. Throughout the year the tests produced recovery results in excess of 75 percent. During the first half of the year tests pertaining to the softer oxide ore from the first 35 metres of the Inner Basin pit, consistently indicated recovery rates in excess of 80 percent. As the pit deepened into the sulphide zone of the Basin during the second half of the year, tests indicated recovery rates in excess of 78 percent.

Capital Expenditure

Capital expenditure for the year under review amounted to R22 million and was predominantly associated with the acquisition of two hydraulic excavators for open pit mining operations in the Inner Basin. Smaller capital expenditure was incurred as a result of modifications to the plant. With the exception of a third excavator at cost of R5.5 million, no other major capital expenditure items are envisaged for the 2001 financial year.

Investigating Projects

Numerous potential projects are currently being evaluated, which include:

- the upgrading of the mining and gold plant infrastructure to process up to 250 000 tons of ore per month from the Inner Basin;
- the open pit mining and heap leaching of the Dominion Reef to produce both gold and uranium, a substantial resource within the Company's mineral rights;
- an investigation into gold and other projects in the vicinity of the Afrikander Lease mine.

It is anticipated that at least one new project evaluation will have been successfully completed during the course of 2001.

Looking Forward

With a life of mine exceeding 20 years, a cash cost in the lower quartile, and improved balance sheet reflecting relatively little debt and a motivated, determined and experienced management team, Afrikander Lease can look forward with confidence to improving its steady performance of 2000.

Market trends suggest a gold price of between US$250 and US$280 per ounce for the second half of 2001 and, as an unhedged gold producer, shareholders should see a steady improvement in the Company's share price.

Peter Skeat
Chairman



Map of Mining Operations


N
Klerksdorp
Bonanza Total Resources
2,330,669 oz (JORC Code)
Provincial Road
Bonanza Basin
Inne
Bonanza Exploration
Office
Shaft
Railway Line
To Hartebeesfontein
To Old Plant

Dominion Total Resources
8,450,751 oz (JORC Code)

(not shown on map of mining operations)


Inner Basin Total
Reserves and Resources
1,466,018 oz (JORC Code)
Outer Basin Total
Reserves and Resources
18,551,500 oz (JORC Code)
Big Pebble Basin
Open Pit
Wolverand Section
Basin
Outer Basin
Big Pebble Total Resources
4,203,647 oz (JORC Code)
Bob Garner Dam
Leach Pad No.1
Crushers
Leach Pad No.2

